UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 August 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:

N    E    W    S         R    E    L    E    A    S    E

3 August 2015

CRH plc announces completion of Lafarge-Holcim transaction

On 2 February 2015, CRH plc announced that it had reached agreement to acquire certain assets from Lafarge S.A. and Holcim Ltd for a total Enterprise Value of €6.5bn.

CRH is pleased to announce that the transaction is now complete, with the exception of the Philippines which is expected to close in Q3 2015.

For further information, please contact CRH plc at Dublin (+353 1 404 1000):

Albert Manifold	Chief Executive
Maeve Carton	Finance Director
Frank Heisterkamp	Head of Investor Relations
Mark Cahalane	Group Director Corporate Affairs

Notes to Editors

•	The transaction more than doubles CRH's cement production volumes and will further expand its aggregates and readymixed concrete portfolios.

•	CRH becomes the third largest building materials player globally and the world No. 2 in aggregates. Employee numbers will increase by 15,000 people to 91,000.

•	The acquired assets consist of over 685 locations in 11 countries and include:

-	the largest cement producer in Central Canada; an excellent fit with CRH's existing Americas Materials business, further strengthening the Group's position in this key North American region;
-	major cement and aggregates operations in Western Europe's three largest markets; Great Britain, France and Germany;
-
leading cement and aggregates companies in the growth regions of Central and Eastern Europe (CEE), creating a strong regional cluster in which CRH becomes the number one heavyside building materials company;

-	and entry positions of scale in two emerging economic regions; Brazil and the Philippines (completion expected in Q3 2015).

About CRH
CRH (LSE: CRH, ISEQ: CRG, NYSE: CRH) is a leading diversified international building materials group, employing 91,000 people at c.4,000 operating locations in 37 countries worldwide. With a market capitalisation of c.€22 billion (July 2015), CRH is the largest building materials company in North America and the third largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index and the ISEQ 20 with American Depositary Shares listed on the NYSE. For more information visit www.crh.com

          CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000  FAX +353 1 404 1007 E-MAIL:
           mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 03 August 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director